Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Net loss	(135,819)	(102,505)	(252,298)	(130,031)	(49,903)
Add: fixed charges	45,147	18,942	12,504	10,694	12,335

Earnings as defined	(90,672)	(83,563)	(239,794)	(119,337)	(37,568)

Fixed charges:
Interest expensed and capitalized	44,582	17,559	10,988	9,326	11,240
Estimated interest component of rent	565	1,383	1,516	1,368	1,095

Total fixed charges	45,147	18,942	12,504	10,694	12,335

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.